UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-41869

Captivision Inc.

(Exact name of registrant as specified in its charter)

298-42 Chung-buk Chungang-ro Chung-buk,

Pyeong-taek, Gyounggi, Republic of Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Appointment of Directors

Effective February 24, 2025, the Board of Directors (the “Board”) of Captivision Inc. (the “Company”) appointed John M. Jureller to the Board as a director of the Company and Chair of the Board’s Audit Committee.

John M. Jureller, age 65, has an extensive background and significant executive management experience at various public and private companies. Mr. Jureller currently serves on the board of directors and as the chairman of the finance committee of White Plains Hospital in White Plains, New York. Since 2023 he has also served as a member of the board of advisors at Quaestor Consulting Group LLC. From 2015 to 2021, Mr. Jureller served as a member of the board of directors and chairman of the audit committee at American Renal Associates Holdings (NYSE: ARAH). Mr. Jureller served on the audit committees of Studio Moderna Holdings B.V. from 2011 to 2012 and Torex Retail Holdings Ltd. from 2009 to 2012. From June 2022 to April 2023, Mr. Jureller served as Chief Financial Officer at Obra Capital Inc., an asset management firm. From March 2020 to June 2021, Mr. Jureller served as Chief Financial Officer of Knotel, Inc., a flexible workspace provider. From 2017 to February 2020, Mr. Jureller served as a Managing Director at Accordion Partners, a financial advisory firm. Mr. Jureller was an independent financial and management consultant from 2016 to 2017, and prior to that served as the Executive Vice President and Chief Financial Officer of Frontier Communications Corp. from 2013 until 2016. Prior to joining Frontier Communications Corp., Mr. Jureller served in a variety of senior financial roles with various companies including General Atlantic LLC, WestPoint International, Inc., AlixPartners, LLP, PepsiCo, Inc. and General Electric Capital Corporation. Mr. Jureller began his career with the corporate banking and leveraged finance groups at Bankers Trust Company. Mr. Jureller received a B.S. in Finance and an M.B.A. from Cornell University. Mr. Jureller is well-qualified to serve as a director due to his extensive business, investment, and financial experience.

The Company also entered into an indemnity agreement with Mr. Jureller in the same form as its standard form of indemnification agreement with its other directors.

There are no family relationships between Mr. Jureller and any director or executive officer of the Company, and he was not selected by the Board to serve as a director pursuant to any arrangement or understanding with any person. Mr. Jureller has not engaged in any transaction that would be reportable as a related party transaction under Item 404(a) of Regulation S-K.

On February 27, 2025, the Company issued a press release announcing the appointment of Mr. Jureller as a member of the Board and Chair of the Audit Committee. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

The information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release of Captivision Inc., dated February 27, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Captivision Inc.

By:	/s/ Gary R. Garrabrant
Name:	Gary R. Garrabrant
Title:	Chief Executive Officer

Date: February 27, 2025